Mail Stop 4561

July 25, 2007

VIA USMAIL and FAX (212) 905 - 7701

Mr. Mel Schrieberg
Chief Executive Officer
Mohen, Inc.
95 Morton Street
New York, New York 10014

> **Re:** **Mohen, Inc.**
> **Form 10-SB**
> **Filed on June 29, 2007**
> **File No. 000-52707**

Dear Mr. Mel Schrieberg:

We have limited our review of your filing to the financial statements only and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

******

FORM 10-SB FILED ON JUNE 29, 2007

Financial Statements and Notes

General

1.   Please continue to monitor the updating requirements of Item 310(g) of
        Regulation S-B.

2.   Please note that the Form 10SB goes effective by lapse of time 60 days after the
        date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.
        Please be aware that you will be subject to the reporting requirements under
        Section 13(a) of the Securities Exchange Act of 1934 at such time and that we
        will continue to review your filing on Form 10SB until all of our comments have
        been addressed.

Audited Financial Statements for December 31, 2006

Note 1 – Organization

Nature Of Business, page F-7

3.   Your financial statements reflect the common control merger between Mohen
        Entertainment Portals, LLC and Mohen Entertainment Portals, Inc. for all periods
        presented since the majority shareholders and management of both entities are the
        same.   Please tell us and consider disclosing how you considered EITF 02-5 in
        determining that common control exists between these two entities.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-9

4.   Clarify in your footnote how you will consider the other criteria of SAB Topic 13
        in determining when to recognize revenue.

Note3 – Royalty / License Agreements, page F-13

5.   We note that you are amortizing the cost of the license payments to expense in
        accordance with the terms of the license agreements. Please clarify if this is on a
        straight-line basis and if not, provide a clear description of the terms of the
        contracts to support your accounting treatment. In addition, please consider
        including a tabular presentation of the amortization expense expected for the
        upcoming fiscal years.

6.   Paragraph 15 of SFAS 50 states that if a portion of the minimum guarantee subsequently appears not to be recoverable through future use of the rights obtained, the nonrecoverable portion shall be charged to expense. Please expand your disclosure to clarify how you assess recoverability of these rights, especially in light of your lack of revenue stream to date.

Note 6 – Equity Transactions

Redeemable Convertible Preferred Stock – Series B – par value $0.01, pages F-15 – F-16

7.   You carry your redeemable convertible preferred stock at face value since the contingency has not been met and it is not currently probable. In accordance to paragraph 15 of EITF D-98, the initial carrying amount of redeemable preferred stock should be its fair value at date of issue.   Please revise your disclosures as appropriate to clarify that these instruments were recorded at their fair value.

8.   We note that you issued a warrant to purchase 460,000 shares of Series B Preferred Stock and valued this instrument at $112,000. Please advise us and expand your disclosure as appropriate to clarify how you determined the value of this warrant. In addition, tell us how your accounting treatment for this warrant considers the guidance in FSP FAS-150-5.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a response letter on EDGAR that keys your responses to our comments and provides the requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely LaMothe
Branch Chief